EXHIBIT 99.2

DELTA HOUSE FPS, LLC

EXHIBIT 99.2

Report of Independent Registered Public Accounting Firm

Members
Delta House FPS, LLC Houston, Texas

We have audited the accompanying balance sheets of Delta House FPS, LLC (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta House FPS, LLC at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the 2015 financial statements have been restated to correct a misstatement.

/s/ BDO USA, LLP

Houston, Texas
March 3, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

EXHIBIT 99.2

DELTA HOUSE FPS, LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2016	2015
		(Restated) (See Note 9)
ASSETS:
Current assets
Cash and cash equivalents	$2	$—
Restricted cash	13,655	43,004
Accounts receivable - related party	44,507	82,081
Prepaid expenses	276	175
Derivative asset	5	—
Total current assets	58,445	125,260
Restricted cash - decommissioning	1,133	284
Accounts receivable - related party - decommissioning	153	125
Property and equipment, net	643,080	657,550
Derivative asset	72	168
Total assets	$702,883	$783,387
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	170	102
Accounts payable and accrued liabilities - affiliates	19	19
Derivative liability	—	1,027
Deferred revenue	25,514	—
Short-term debt	223	121
Current portion of long-term debt	84,132	127,787
Total current liabilities	110,058	129,056
Long-term debt, net of debt issuance costs	40,382	165,623
Deferred revenue	398,812	177,928
Asset retirement obligations	19,132	14,457
Total liabilities	568,384	487,064
Commitments and contingencies (Note 7)
Members’ equity	134,499	296,323
Total liabilities and members’ equity	$702,883	$783,387

See accompanying notes to financial statements.

EXHIBIT 99.2

DELTA HOUSE FPS, LLC
STATEMENT OF OPERATIONS
(in thousands)

	Years Ended December 31,
	2016	2015
		(Restated) (See Note 9)
Revenues - related party	$182,059	$90,948
Expenses
General and administrative	1,138	1,397
Accretion of asset retirement obligations	605	538
Depreciation and amortization	18,552	11,906
Total expenses	20,295	13,841
Income from operations	161,764	77,107
Other expenses
Interest expense	12,615	9,980
Loss on derivatives	424	1,349
Total other expenses	13,039	11,329
Net income	$148,725	$65,778

See accompanying notes to financial statements.

EXHIBIT 99.2

DELTA HOUSE FPS, LLC
STATEMENT OF MEMBERS' EQUITY
(in thousands, except unit amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance, December 31, 2014	92,164	$283,004	6,466	$6,466	—	$—	3	$3	$289,473
Units issued for capital contributions	—	—	41,392	41,392	—	—	—	—	41,392
Capital contributions	—	8,219	—	—	—	—	—	—	8,219
Distributions	—	(108,539)	—	—	—	—	—	—	(108,539)
Net income (restated)	—	65,778	—	—	—	—	—	—	65,778
Balance, December 31, 2015 (Restated)	92,164	248,462	47,858	47,858	—	—	3	3	296,323
Distributions	—	(310,549)	—	—	—	—	—	—	(310,549)
Net income	—	148,725	—	—	—	—	—	—	148,725
Balance, December 31, 2016	92,164	86,638	47,858	47,858	—	—	3	3	134,499

See accompanying notes to financial statements.

EXHIBIT 99.2

DELTA HOUSE FPS, LLC
STATEMENT OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2016	2015
		(Restated)
		(See Note 9)
Cash flows from operating activities
Net income	$148,725	$65,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,552	11,906
Accretion of asset retirement obligations	605	538
Amortization of debt issuance costs	2,000	1,415
Loss on derivatives	424	1,349
Changes in operating assets and liabilities:
Accounts receivable - related party	37,546	(82,158)
Accounts payable and other current liabilities	68	(244)
Prepaid expenses	(101)	(175)
Deferred revenue	246,398	177,928
Net cash provided by operating activities	454,217	176,337
Cash flows from investing activities
Change in restricted cash	28,500	(37,963)
Payments for property and equipment	(13)	(52,238)
Net cash provided by (used in) investing activities	28,487	(90,201)
Cash flows from financing activities
Capital contributions	—	49,611
Debt issuance costs	—	(38)
Debt borrowing	607	480
Debt repayment	(171,402)	(28,119)
Distributions to members	(310,549)	(108,539)
Settlements on derivatives	(1,358)	(1,845)
Net cash used in financing activities	(482,702)	(88,450)
Increase (decrease) in cash and cash equivalents	2	(2,314)
Cash and cash equivalents, beginning of year	—	2,314
Cash and cash equivalents, end of year	$2	$—
Supplemental cash flow disclosures:
Interest paid	$10,457	$8,101
Non-Cash Investing Activities
Changes in property and equipment financed by accounts payable and accrued liabilities	$—	$(8,358)
Changes in asset retirement cost	$4,070	$13,919
Capitalized amortization of debt issuance costs	$—	$582

See accompanying notes to financial statements.

EXHIBIT 99.2

DELTA HOUSE FPS, LLC
NOTES TO FINANCIAL STATEMENTS
(in thousands)

1.	Organization and Nature of Operations
Delta House FPS, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012. The Company is to continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Amended and Restated Limited Liability Company Operating Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate a floating production system (“Base FPS”) for use in the Gulf of Mexico. The planned capacity of the Base FPS is 80,000 barrels of oil per day, 200 MMCF of natural gas per day, and 40,000 barrels of water per day. The oil lateral facilities attached to the Base FPS have a planned capacity of 100,000 barrels of oil per day. The natural gas lateral facilities attached to the Base FPS have a planned capacity of 240 MMCF of natural gas per day.

The Base FPS became operational in April 2015.

On December 6, 2012, the Company entered into agreements with the producers (the “Producers”) of the Marmalard, Neidermeyer, and SOB II prospects (the “Anchor Prospects”), Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and Otis and Odd Job prospects (the “Additional Priority Prospects”) in the Gulf of Mexico for the use of the Company’s Base FPS. The Producers have agreed to pay the Company a production handling fee based on the oil, natural gas, and condensate produced and processed by the Base FPS. In the event of a suspension of production, the Producers are contractually obligated to pay a suspension fee as defined in the processing agreement. The Producers will also pay a decommissioning fee on the production processed through the facility, which will be used to fund the decommissioning and abandonment costs of the Base FPS.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2.	Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. There were no cash equivalents as of December 31, 2016 and 2015.

Restricted Cash

The Company is required under the terms of its credit agreement to maintain restricted cash deposits for construction, revenue receipts, debt service, decommissioning, operating expenses, and loss proceeds.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, debt, and derivative assets and liabilities. See Notes 4 and 5 regarding the fair value of derivative assets and liabilities. The carrying amounts of the other financial instruments approximate fair value due to the short-term nature of these instruments or market rates of interest.

Accounts Receivable - Related Party

EXHIBIT 99.2

Receivables from the processing of oil and natural gas are unsecured. All accounts receivable are from the Producers who are members of the Company. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2016 and 2015, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consisted of the following (in thousands):

	Useful Life Years	December 31, 2016	December 31, 2015
			(Restated)
Floating production system	27	$673,538	$669,456
Accumulated depreciation		(30,458)	(11,906)
Property and equipment, net		$643,080	$657,550

The Company capitalized interest on expenditures incurred for the construction of the floating production platform until the time construction was completed and the asset was ready for its intended use which occurred in April 2015. During the year ended December 31, 2015, the Company capitalized interest and realized interest rate swap settlements of $4,554.

The estimated useful lives of the Base FPS is revised when circumstances or events indicate that the overall life of the Base FPS differs from the previous estimate. In the fourth quarter of 2016 the useful lives were revised from 40 years to 27 years based on changes in the estimated production life of the oil and natural gas reserves on which the Base FPS is dependent. Changes in estimated useful lives are accounted for prospectively from the date of the revision as a change in accounting estimate.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of any salvage value. Depreciation expense during the years ended December 31, 2016 and 2015 was $18,552 and $11,906 (restated - see Note 9), respectively.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to the assets’ carrying value, and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets which is determined through either quoted market prices in active markets or present value techniques. No impairment losses were recorded during the years ended December 31, 2016 and 2015.

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. During the year ended December 31, 2015, the Company recorded an ARO for the dismantlement of the Base FPS. A revision to the estimate was recorded during the year ended December 31, 2016 due to changes in the estimated costs to remove and abandon the assets. Accretion expense during the years ended December 31, 2016 and 2015 was $605 and $538, respectively.

EXHIBIT 99.2

The following table provides an analysis of changes in the ARO liability during the years ended December 31, 2016 and 2015:

	2016	2015
Beginning balance	$14,457	$—
Liabilities incurred	—	13,919
Revisions in estimate	4,070	—
Accretion	605	538
Ending balance	$19,132	$14,457

Revenue Recognition

The Producers will pay the company a production handling fee per barrel of oil equivalent (“BOE”), which is tiered, and which will decrease throughout the term of the contract, based on delivery of specific levels of production to the FPS, a suspension fee if targeted capacity levels are not met, and a decommissioning fee, which will be used to fund the decommissioning and abandonment of the Base FPS. All costs relating to the operation of the facility are the obligation of the Producers, with the exception of certain excluded costs.

As a result of the tiered fee structure, the Company recognizes revenue from the production handling fees based on the estimated average production handling fee and the production handled during the period from each prospect. The estimated average production handling fee is determined as the estimated remaining expected fees divided by the estimated future production (risk-adjusted proved, probable and possible reserves) from the Anchor Prospects and Additional Priority Prospects.

Production handling fees billed in excess of revenue recognized are recorded as deferred revenue. At December 31, 2016 and 2015, deferred revenue related to the production handling fees was $423,040 and $177,519, respectively.

The Company bills the Producers a suspension fee when a "suspension event" occurs. A suspension event is considered to occur if prior to FPS owner-payout on a rolling 30-day production from any Anchor prospect ceases or is suspended for a period of at least 336 hours and the total processing fees for that month for all production, including any production from third party prospects, delivered to the FPS are less than the suspension fee. The suspension fee paid by the Producers of the prospects is determined as one-twelfth of eight (8) percent of the amount required to achieve FPS owner-payout. No suspension fees were earned or billed during the years ended December 31, 2016 and 2015.

The Company invoices the Producers a decommissioning fee for each BOE processed. The decommissioning fee per BOE processed is determined based on the estimated future decommissioning costs for the Base FPS and the estimated future production. Within 90 days of the date of last sustainable production from the Anchor Prospects and Additional Priority Prospects, the Company may elect to (i) abandon and remove the Base FPS using the decommissioning fees collected from the Producers, (ii) retain ownership of the Base FPS and assume the obligation of the abandonment and removal costs, including refunding the decommissioning fees collected from the Producers, or (iii) delay provisionally for a further 90 days its determination to abandon and remove or retain ownership of the Base FPS. At the current time it is uncertain which election will be taken by the Company. Due to the significant length of time before the removal and abandonment costs are expected to occur, the decommissioning fees are recorded as long-term accounts receivable and long-term deferred revenue when billed. Cash collected on the fees are recorded as long-term restricted cash. The Company has billed $1,286 and $409 of decommissioning fees, and has collected and recorded long-term restricted cash of $1,133 and $284 as of December 31, 2016 and 2015, respectively, for future decommissioning costs.

Operating Costs

The Base FPS is operated by LLOG Exploration Offshore, LLC (”LLOG”) on behalf of the Producers (See Note 6). With the exception of certain excluded costs, LLOG initially pays and discharges all necessary and reasonable costs incurred in connection with the performance, operation, repair, and maintenance activities of the Base FPS. LLOG receives reimbursements of costs incurred from the Producers under Production Handling and Floating Production System Use Agreements (“Production Agreements”) (See Note 6). LLOG allocates the Base FPS costs and related overhead among the producers in accordance with the applicable provisions of the Production Agreements.

EXHIBIT 99.2

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) developing fair value estimates, including assumptions for future cash flows and discount rates, for the interest rate swap derivative valuations, ii) analyzing long-lived assets for possible impairment, iii) estimating the useful lives of assets, iv) estimating the inputs required in calculating the asset retirement obligations, and v) determining the estimated average production handling fee rates using third-party oil and natural gas reserve estimates for revenue recognition purposes. Actual results could differ materially from estimated amounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable - related party, and derivative instruments.

Cash and cash equivalents and restricted cash include investments in money market securities and securities backed by the U.S. government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions. The Company believes that no significant concentration of credit risk exists with respect to cash and cash equivalents or its derivative instruments.

The Company has concentrations of credit risk from its sources of revenue and accounts receivable due to the limited geographic area in which the Company operates and its single revenue generating asset. The Base FPS, which is located in the Gulf of Mexico, provides processing capacity that links producers of oil, natural gas, liquids, and condensate, to onshore markets in the region. The Company has a concentration of accounts receivable balances due from the Producers engaged in the production of oil and natural gas in the Gulf of Mexico through the Base FPS. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

Debt Issuance Costs

The Company incurred debt issuance costs of $14,983 in connection with the Credit Facility entered into on June 20, 2014. Debt issuance costs are recorded as a reduction of the related long-term debt and amortized over the term of the debt. Amortization related to debt issuance costs totaled $2,000 and $1,997 during the years ended December 31, 2016 and 2015, respectively. Amortization of debt issuance costs is included in interest expense or was capitalized as a component of interest cost prior to the Base FPS being placed into service. During the year ended December 31, 2015, $582 of debt issuance costs were capitalized. At December 31, 2016 and 2015, the Company had $9,830 and $11,830, respectively, of debt issuance costs which have been classified as a reduction of long-term debt.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Base FPS operates in federal waters in the Gulf of Mexico, and is therefore not subject to state income tax.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company includes

EXHIBIT 99.2

tax-related interest and penalties in income tax expense. The Company had no uncertain tax positions as of December 31, 2016 and 2015. During the years ended December 31, 2016 and 2015, the Company did not incur any income tax-related interest or penalties.

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2012 and later remain subject to examination by the IRS.

Derivative Financial Instruments

Financial derivatives are used as part of the Company’s overall risk management strategy in order to reduce the effects of interest rate fluctuations on its variable interest rate debt.

The Company has not designated any of its derivative contracts as accounting hedges, and therefore, all of the derivative instruments are being marked-to-market on the balance sheets, with changes in fair value recorded in the statements of operations.

Although the counterparties provide no collateral, the derivative agreements with each counterparty allow the Company, so long as it is not a defaulting party, after a default or the occurrence of a termination event, to set-off an unpaid derivative agreement receivable against the interest of the counterparty in any outstanding balance under the credit facility. If a counterparty were to default in payment of an obligation under the derivative agreements, the Company could be exposed to interest rate fluctuations.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard’s effective date has been deferred by the issuance of ASU No. 2015-14, and is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance permits using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Early application is permitted. The Company is currently assessing the performance obligations related to its long-term revenue contracts and the impact the new guidance will have on the timing of its revenue recognition.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The ASU intends to reduce diversity in practice on how the following cash activities are presented in the statement of cash flows: (1) debt prepayment or debt extinguishment costs;(2) settlement of zero-coupon debt instruments; (3) contingent considerations payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate and bank-owned life insurance policies; (6) distributions received from equity method investments; and (7) beneficial interests in securitization transactions. The guidance also describes a predominance principle in which cash flows with aspects of more than one class that cannot be separated should be classified based on the activity that is likely to be the predominant source or use of cash flow. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, provided that all of the amendments are adopted in the same period, and must be applied using a retrospective transition method. The Company is currently evaluating the impact of the guidance on its financial statements.

EXHIBIT 99.2

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force). The ASU intends to address classification and presentation of changes in restricted cash on the statement of cash flows. The standard requires an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include in cash and cash equivalents amounts generally described as restricted cash and restricted cash equivalents. The ASU does not define restricted cash or restricted cash equivalents, but an entity will need to disclose the nature of the restrictions. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. Entities should apply this ASU using a retrospective transition method to each period presented. The Company is currently evaluating the impact of the guidance on its financial statements.

3.	Debt
On June 20, 2014, the Company entered into a $400 million credit facility with a consortium of banks to issue term construction loans of $333 million, with a maturity date of September 20, 2021, and issue letters of credit of $67 million supporting the Company’s debt service reserve obligations. The outstanding balance of the term loans as of December 31, 2016 and 2015 was $124,514 and $293,410, net of debt issuance costs of $9,830 and $11,830, respectively. The credit facility bears interest at the applicable London Interbank Offered Rate plus a margin of 3.25% for the first three years, 3.5% for the next three years, and 3.75% for the years thereafter, or an alternate margin computed based on the Prime Loan Rate plus applicable margins of 2.25% for the first three years, 2.5% for the next three years, and 2.75% thereafter. As of December 31, 2016 and 2015, the Company’s interest rate was 3.86% and 3.68%, respectively.

The repayment schedule requires four payments per year through the maturity date of the credit facility. Repayments began in August 2015.

The credit facility is secured by mortgages on the Company’s Base FPS.

The Company must comply with various restrictive covenants in the credit agreement. These covenants include, among others: maintenance of insurance, obtaining interest rate protection agreements, performance under the project documents, limitations on additional indebtedness, and restrictions on the declaration or payment of dividends. As of December 31, 2016 and 2015, the Company was in compliance with all of the restrictive covenants.

The future maturities under the credit facility as of December 31, 2016 were as follows:

Period Ending December 31,
2017	$84,132
2018	40,237
2019	9,975
Debt issuance costs	(9,830)
$124,514

During the year ended December 31, 2015, the Company entered into a short-term note to finance its excess liability insurance policy. The note had an 11-month term and an annual percentage rate of 3.49%. The final payment was made in February 2016. On June 1, 2016, the Company again entered into a short-term note to finance its excess liability insurance policy. The note has an 11-month term and an annual percentage rate of 3.49%. The balances of the notes as of December 31, 2016 and 2015 were $223 and $121, respectively.

EXHIBIT 99.2

4.	Derivative Instruments
The Company is exposed to interest rate risk through its long-term borrowings, which are variable interest rate instruments. In July 2014, the Company entered into interest rate swap contracts, expiring through November 2018, under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, an amount equal to a specified variable rate of interest times the same notional principal amount. On May 31, 2016 and June 1, 2016, the Company amended existing interest rate swap agreements with its counterparties. The amendments reduced the contract fixed interest rates, changed the floating indexes from three to one month LIBOR and changed the settlement frequency from quarterly to monthly. The changes took effect as of the amendment dates and will impact the value of the swaps for the remainder of their terms.

The Company’s interest rate swaps as of December 31, 2016 and 2015, and related fair values, were as follows:

Fair Value of Interest Rate Swaps at December 31, 2016
Period	Notional Amount	Contract Rate	Variable Rate Range	Fair Value
5/16 - 11/18	$35,689	1.116%	LIBOR-BBA	$24
6/16 - 11/18	35,689	1.108%	LIBOR-BBA	24
5/16 - 11/18	21,413	1.110%	LIBOR-BBA	15
5/16 - 11/18	21,413	1.113%	LIBOR-BBA	14
Total	$114,204			$77

Fair Value of Interest Rate Swaps at December 31, 2015
Period	Notional Amount	Contract Rate	Variable Rate Range	Fair Value
1/15 - 11/18	$75,259	1.266%	LIBOR-BBA	$(269)
1/15 - 11/18	75,259	1.266%	LIBOR-BBA	(268)
1/15 - 11/18	45,155	1.266%	LIBOR-BBA	(161)
1/15 - 11/18	45,155	1.266%	LIBOR-BBA	(161)
Total	$240,828			$(859)
The following table summarizes the fair values of the interest rate swaps, on a gross basis, at December 31, 2016 and 2015, and identifies the balance sheet classification of these assets and liabilities (in thousands):

	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Net Asset (Liability)
As of December 31, 2016	Current Asset	$5	Current Liability	$—	$5
	Non-Current Asset	72	Non-Current Liability	—	72
Total		$77		—	$77
As of December 31, 2015	Current Asset	$—	Current Liability	$(1,027)	$(1,027)
	Non-Current Asset	168	Non-Current Liability	—	168
Total		$168		$(1,027)	$(859)
During the years ended December 31, 2016 and 2015, the Company recognized an unrealized gain on derivatives of $934 and $496, respectively, which is included as a loss on derivatives in the Company’s statements of operations. During the years ended December 31, 2016 and 2015, the Company paid cash settlements of $1,358 and $2,275, respectively, to the counterparties.

EXHIBIT 99.2

The Company capitalized $430 of those settlements as a component of interest cost prior to the Base FPS being placed into service during the year ended December 31, 2015.
5. Fair Value Measurements
Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.
Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 - Unobservable inputs are used when little or no market data is available.

The following table sets forth, by the fair value hierarchy, the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2016 and 2015 (in thousands):

	Market Prices for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2016
Assets
Interest rate swaps	$—	$77	$—	$77
As of December 31, 2015
Liabilities
Interest rate swaps	$—	$(859)	$—	$(859)

6.	Related Party Transactions
Production Handling and Floating Production System Use Agreements

The Company entered into separate production handling agreements with the Producers which are effective for an initial term of five (5) years and will be automatically extended for successive five (5)-year periods unless and until terminated by the Company or the Producers pursuant to the terms of the agreements. Termination of the agreements may occur i) at the end of the economic life of the reserves of the prospects; ii) upon the occurrence of an event of default (as defined in the agreement); iii) any act of omission that constitutes gross negligence or willful misconduct; iv) by the Company, if after first commercial production, there has been no production for two (2) years, and there are no then-current operations underway to re-establish production, or the aggregate production being processed by the Base FPS is less than 2,000 BOE per day for 180 consecutive days; v) if damage to the Base FPS renders the Base FPS an actual or constructive loss; vi) if maintenance or repair, or a change mandated by a government authority to the Base FPS requires major work and the Producers decline to become a participating producer; or vii) by the Company, if a suspension period for a producer does not terminate by July 31, 2018.

The Producers currently hold Class A Units in the Company. Under the Production Agreements, the Company agreed to construct and decommission the Base FPS that accepts dedicated production from the Anchor Prospects, Secondary Prospects, and the Additional Priority Prospects, which then processes the production and delivers comingled processed oil, natural gas, and condensate to the oil and natural gas laterals, which connect to pipelines transporting the oil, natural gas, and condensate to shore. In addition, the Company ensures that LLOG operates the Base FPS according to the project agreements.

The Company billed the Producers a total of $428,457 and $268,876 for production handling fees and decommissioning fees for services performed during the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company had total receivables of $44,660 and $82,206, respectively, due from the Producers.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”), provides construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS and ArcLight Asset Management, LLC, a limited partner which (i) holds a 40% partnership interest in CAMS and (ii) is an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December 31, 2016, ArcLight holds an effective 38.8% interest in the Company’s Class A units through its subsidiaries

EXHIBIT 99.2

Stork Offshore Holdings, LLC and Pinto Offshore Holdings, LLC.

The initial term of the AMA was through the date of First Commercial Production, which is defined as the date on which the last of the following occurs: (a) the Base FPS has been constructed, installed, and commissioned pursuant to the Construction Contracts and the Project Management Agreement, (b) production is delivered from an Anchor Prospect to the Base FPS and the Base FPS accepts such delivery, or (c) the Base FPS delivers hydrocarbons to the Lateral Facilities for delivery to the Commercial Pipeline Delivery Point. The initial term of the AMA ended in April 2015. As no party declined to extend the AMA with one hundred twenty (120) days written notice before the end of the initial term, the AMA was and will continue to be automatically renewed for successive periods of one (1) year each until such an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2016 and 2015, the Company incurred costs of $225 and $225, respectively, related to the AMA, of which $0 and $66, respectively, were capitalized as costs related to the Base FPS.

As of December 31, 2016 and 2015, the Company had accounts payable due to CAMS of $19 and $19, respectively.

Project Management Agreement and Operating Agreement

LLOG provided project management services to the Company under the terms of a Project Management Agreement (“PMA”). LLOG, along with its subsidiary, LLOG Bluewater Holdings, LLC holds a combined interest in the Company of 0.5%. The PMA terminated on the earliest of: (a) First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs; (b) written consent of all Parties terminating the PMA; or (c) at the election of each Owner, with respect to its respective Project Facilities or the election by all Owners with respect to all Project Facilities, upon termination of all Production Handling Agreements or Transportation Agreements, in accordance with their termination provisions. First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs occurred in April 2015, at which point, the PMA terminated, and the Operating Agreement between the Company and LLOG became effective. LLOG was paid a fee equal to 2.5% of the incurred project costs, and recovered the expenses it incurred under the PMA. Under the Operating Agreement, LLOG operates the Base FPS and is paid a fee of 12% of the cost of operating the Base FPS, exclusive of certain legal expenses. These fees were billed directly to the Producers.

During the years ended December 31, 2016 and 2015, the Company incurred costs of $0 and $988, respectively, related to the PMA, which were capitalized as costs related to the Base FPS.

7.	Commitments and Contingencies
Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations, and it could, at times, be subject to environmental cleanup and enforcement actions. The Company is not aware of any material environmental matters.

8.	Members’ Equity
There are four classes of equity units established by the LLC Agreement:

a.	Class A Units - a class of capital interests in respect of construction and operation of the Base FPS

b.	Class B Units - a class of capital interests in respect of construction cost overruns with respect to the Base FPS

c.	Class C Units - a class of capital interests in respect of expansions to the Base FPS

d.	Class D Units - a class of capital interests in respect of unreimbursed major expenditures related to the Base FPS

EXHIBIT 99.2

Class B, C and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the LLC Agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and to the extent necessary, individual items of income, gain, loss, and deduction, for any fiscal year, or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During the year ended December 31, 2015, $8,219 and $41,392 of Class A and Class B capital contributions, respectively, were made by the members. No contributions were made during the year ended December 31, 2016.

During the years ended December 31, 2016 and 2015, the Company paid distributions to the members of Class A units totaling $310,549 and $108,539, respectively, using proceeds received from the production handling fees.

9.	Restatement
The 2015 financial statements have been restated to correct an error in the estimation of salvage value used to calculate 2015 depreciation expense. The correction of this error had the following effects on the 2015 amounts previously reported:

	2015 (As Previously Reported)	Restatement Adjustments	2015 (Restated)
Balance sheet
Assets
Property and equipment, net	$664,638	$(7,088)	$657,550
Total assets	790,475	(7,088)	783,387
Liabilities and members' equity
Members' equity	303,411	(7,088)	296,323
Total liabilities and members' equity	790,475	(7,088)	783,387
Statement of operations
Depreciation and amortization	4,818	7,088	11,906
Total expenses	6,753	7,088	13,841
Income from operations	84,195	(7,088)	77,107
Net income	72,866	(7,088)	65,778

Changes are also reflected on the 2015 statement of members’ equity and 2015 statement of cash flows with no effect on cash flow from operations.

10.	Subsequent Events
The Company has evaluated subsequent events through March 3, 2017, which is the date these financial statements were available for issuance.